

Mail Stop 3561

April 18, 2016

Mr. Joseph R. Massaro
Chief Financial Officer
Delphi Automotive PLC
Courteney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

> **Re: Delphi Automotive PLC**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 8, 2016**
> **Form 8-K furnished February 4, 2016**
> **File No. 001-35346**

Dear Mr. Massaro:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015
General

1. You stated in your letter to us dated September 25, 2013 that non-U.S. distributors sold your products into Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria, whether through direct or indirect arrangements. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 6. Selected Financial Data, page 30

3. We note that on page 30 you present the non-GAAP financial measures adjusted operating income and adjusted operating income margin. We also note your disclosure that management utilizes adjusted operating income to evaluate performance and as the key performance measure of segment income or loss and for planning and forecasting purposes, and you believe this measure is most reflective of the operational profitability or loss of your operating segments. In light of the fact that you present this non-GAAP measure on a consolidated basis, as well as on a segment basis, please tell us, and revise to disclose the reasons why you believe this measure, provides useful information to investors.

Note 13. Commitments and Contingencies, page 99

4. We note several cases disclosed in Note 13 where you indicate that a loss is not probable, or, that a loss beyond what is reserved is not probable, therefore no reserve has been made. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, the disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your compliance with the requirements of ASC 450-20-50-4 and tell us that you will revise your disclosures in future filings, as applicable.

Form 8-K furnished February 4, 2016

5. We note that in the fourth quarter and full year 2015 highlights sections you disclose adjusted operating income and adjusted operating income margin, two non-GAAP

financial measures, without disclosing the comparable financial measures calculated in accordance with GAAP. Please revise this section to present with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP.   See Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure